                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ____________________

                                  SCHEDULE TO

                                 (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              ____________________

                                 VIRYANET LTD.
                       (NAME OF SUBJECT COMPANY (ISSUER))
                              ____________________

                                 VIRYANET LTD.
                       (NAME OF FILING PERSON (OFFEROR))
                              ____________________

       OPTIONS UNDER VIRYANET LTD. 1996 STOCK OPTION AND INCENTIVE PLAN, VIRYANET LTD. 1997 STOCK OPTION AND INCENTIVE PLAN, VIRYANET LTD. 1998 STOCK
OPTION AND INCENTIVE PLAN AND VIRYANET LTD. 1999 STOCK OPTION AND INCENTIVE PLAN
           TO PURCHASE ORDINARY SHARES, PAR VALUE NIS 0.1 PER SHARE,
                           HELD BY CERTAIN EMPLOYEES
                        (TITLE OF CLASS OF SECURITIES)
                             ____________________

                                  M97540 10 4
                             --------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                         (UNDERLYING ORDINARY SHARES)
                             ____________________

                              ALBERT A. GABRIELLI
                            CHIEF FINANCIAL OFFICER
                                 VIRYANET LTD.
                               C/O VIRYANET, INC.
                                2 WILLOW STREET
                          SOUTHBOROUGH, MA 01745-1027
                                 (508) 490-8600
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON)


                                    COPIES TO:
    HOWARD S. ROSENBLUM, ESQ.                            DAN GEVA, ADV.
TESTA, HURWITZ & THIBEAULT, LLP                  MEITAR, LIQUORNIK, GEVA & CO.
       HIGH STREET TOWER                          16 ABBA HILLEL SILVER ROAD
        125 HIGH STREET                             RAMAT GAN 52506, ISRAEL
        BOSTON, MA 02110                                (972-3) 610-3100
         (617) 248-7000


                             CALCULATION OF FILING FEE
================================================================================

            Transaction valuation                   Amount of filing fee
            Not Applicable*                         Not Applicable*

          * A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

            [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:       Not Applicable
             Form or Registration No.:     Not Applicable
             Filing party:                 Not Applicable
             Date filed:                   Not Applicable

            [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

            Check the appropriate boxes below to designate any transactions to which the statement relates:

               [ ]  third party tender offer subject to Rule 14d-1.
               [X]  issuer tender offer subject to Rule 13e-4.
               [ ]  going-private transaction subject to Rule 13e-3.
               [ ]  amendment to Schedule 13D under Rule 13d-2.

            Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

                                                           FOR IMMEDIATE RELEASE

For information, contact:

Al Gabrielli                      Jack McAvoy
ViryaNet                          ViryaNet
508-490-8600, ext 3038            508-490-8600, ext 3090
al.gabrielli@viryanet.com         jack.mcavoy@viryanet.com
-------------------------         ------------------------

         VIRYANET ANNOUNCES STOCK OPTION EXCHANGE PROGRAM FOR EMPLOYEES

SOUTHBOROUGH, MASS. -- JULY 27, 2001 -- ViryaNet (NASDAQ: VRYA), a leading provider of enterprise and mid-market wireless workforce management solutions for field service communities, today announced that its Board of Directors has approved a voluntary stock option exchange program for its employees. The Company expects to formally commence the exchange offer within the next seven business days.

Under the program, eligible ViryaNet employees will be given the opportunity, if they elect to do so, to tender for cancellation any outstanding stock options, whether or not vested in exchange for new stock options to be granted at a future date. The tendered options will be cancelled promptly following the expiration of the exchange offer. The new options will be granted under ViryaNet's 1999 Stock Option and Incentive Plan and will be granted no earlier than six months and one day after the date of cancellation of the tendered options. The exercise price per share for the new options will be the fair market value of the underlying shares at the time of the grant of the new options, which is generally equal to the last reported sale price per share of ViryaNet's ordinary shares on the Nasdaq National Market on such date.

"Our successes to date are due, in great measure, to the outstanding work and contributions of our employees," said Win Burke, president and CEO, ViryaNet. "In the face of very challenging market conditions, we have been managing costs by making difficult decisions, including significantly reducing headcount and asking our remaining employees to extend their responsibilities. We believe this program is an important part of our ability to continue to retain, motivate and appropriately reward employees. This program is designed to recognize ViryaNet's employees' talents and hard work, and, ultimately, build long-term value for all stockholders."

Eligible employees who elect to participate in the exchange program must also tender for cancellation all options granted within the six-month period prior to the effective cancellation date pursuant to the offer. In exchange, employees will be eligible to receive 1.1 new stock options for every 1 stock option cancelled. The terms and conditions of the new options, including the vesting schedules, will be substantially the same as the terms and conditions of the options that were tendered for cancellation. The vesting schedules will also take into consideration the time that has elapsed until the date of grant of the new options.

The exchange program is being structured to comply with FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" -- An Interpretation of APB Opinion No. 25. Accordingly, ViryaNet anticipates that there will be no variable compensation charges to the Company as a result of this stock option exchange program. Members of the Company's Board of Directors and executive officers will not be eligible to participate in this program.

ViryaNet has not commenced the offer that is referred to in this communication. Following the commencement of the offer, eligible employees will be sent a copy of the written "Offer to Exchange". Eligible employees are urged to read the Offer to Exchange when it becomes available, because it will contain important information. Eligible employees will be able to obtain a free copy of the Schedule TO which, when filed with the SEC, will contain the Offer to Exchange and other important information, as well as other filings containing information about us, at the SEC's web site (http://www.sec.gov). Following commencement of the offer to exchange, eligible employees will also be able to obtain, without charge, copies of the Schedule TO and our SEC filings incorporated by reference in the Offer to Exchange directly from ViryaNet.

ABOUT VIRYANET

ViryaNet is a leading provider of enterprise and mid-market wireless workforce management solutions for field service communities. These solutions enable field service organizations to efficiently schedule and dispatch field service personnel, capture and record logistics and labor activity, and monitor, report, and measure this activity -- meeting an organization's installation, preventative maintenance, and break-fix obligations. ViryaNet's wireless workforce management solution supports a variety of wireless devices over standard wireless networks.

ViryaNet's solutions allow organizations to integrate popular front- and back-office applications. ViryaNet's professional services team and implementation partners enable implementation of the Company's solutions for wireless workforce management.

SAFE HARBOR STATEMENT

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet's expectations, beliefs, intentions, or strategies regarding the capabilities of its products and its relationships with its customers. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet's business are set forth in ViryaNet's Form F-1, as amended, declared effective by the SEC on September 19, 2000, and the other reports filed from time to time with the Securities and Exchange Commission.

             Electronic Message to WorldWide Employees of ViryaNet

TO: VIRYANET WORLDWIDE

Today we issued a press release regarding the Stock Option Exchange Program for Employees. The Company expects to formally commence the exchange offer within the next seven business days.

Note that the offering includes the opportunity to receive 1.1 stock options for every 1 option exchanged, a feature designed to recognize ViryaNet's employees' talents and hard work during these challenging times.

Further required filings with the SEC are intended be completed on Monday, and there will be a discussion of the Program on the company conference call on Monday.

The press release may be viewed at:

http://www.viryanet.com/press/7-27-2001.htm
-------------------------------------------

VIRYANET HAS NOT COMMENCED THE OFFER THAT IS REFERRED TO IN THIS COMMUNICATION. ELIGIBLE EMPLOYEES WILL BE SENT A COPY OF THE WRITTEN OFFER TO EXCHANGE FOLLOWING THE COMMENCEMENT OF THE OFFER. ELIGIBLE EMPLOYEES ARE URGED TO READ THE OFFER TO EXCHANGE WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. ELIGIBLE EMPLOYEES WILL BE ABLE TO OBTAIN A FREE COPY OF THE SCHEDULE TO, CONTAINING THE OFFER TO EXCHANGE AND OTHER IMPORTANT INFORMATION, AS WELL AS OTHER FILINGS CONTAINING INFORMATION ABOUT VIRYANET, AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE (HTTP://WWW.SEC.GOV). FOLLOWING THE COMMENCEMENT OF THE OFFER, WHICH IS EXPECTED WITHIN SEVEN BUSINESS DAYS, ELIGIBLE EMPLOYEES WILL ALSO BE ABLE TO OBTAIN FROM VIRYANET, WITHOUT CHARGE, COPIES OF THE SCHEDULE TO AND OUR SECURITIES AND EXCHANGE COMMISSION FILINGS INCORPORATED BY REFERENCE IN THE OFFER TO EXCHANGE.

--Win
----------------------------------------------
Winfried A. Burke
President and CEO
ViryaNet Inc., 2 Willow Street, Southborough, MA 01745
www.viryanet.com
----------------
Voice 508-490-8600 x3060/Fax 508-490-8666

                            QUESTIONS AND ANSWERS
                    REGARDING THE PLANNED EXCHANGE PROGRAM
                                July 27, 2001

     ViryaNet Ltd. ("ViryaNet," "us," or "we") has announced that it will offer eligible employees the opportunity to exchange their eligible options for new options that it will grant under its 1999 Stock Option and Incentive Plan (the "1999 Stock Plan"). The following are answers to some of the questions that you may have about the planned offer. We expect to commence the offer within the next seven business days.

     These questions and answers constitute an informal summary of certain terms of the planned offer. These questions and answers do not constitute a formal offer to exchange eligible options. We will distribute a document entitled "Offer to Exchange," together with certain accompanying documents, when we actually commence the planned offer within the next seven business days.

     We urge eligible employees to read carefully the Offer to Exchange and all accompanying documents when they are delivered at the commencement of the offer because the information contained in these questions and answers is not complete, and additional important information will be contained in the Offer to Exchange and the other certain accompanying documents. Once the offer commences, eligible employees will have at least 20 business days to decide whether to participate.

WHAT SECURITIES ARE SOUGHT IN THE PLANNED OFFER?

     Pursuant to the planned offer, we will offer to exchange new options under our 1999 Stock Plan for all outstanding, unexercised options held by eligible employees under our 1996 Stock Option and Incentive Plan, 1997 Stock Option and Incentive Plan, 1998 Stock Option and Incentive Plan and 1999 Stock Plan, whether or not vested, or any lesser number of options that eligible employees properly tender in the offer.

WHO IS ELIGIBLE TO PARTICIPATE?

     To receive a grant of new options pursuant to the offer and under the terms of the 1999 Stock Plan, you must be an employee of ViryaNet or one of our subsidiaries continuously from the date you tender options through the date we grant the new options, provided you are neither one of our officers or directors nor on a leave of absence, except on a leave of absence approved by our chief financial officer. We will not grant the new options until on or about the first business day that is at least six months and one day following the date on which we cancel the options accepted for exchange. If for any reason you are not an eligible employee from the date on which you tender options through the date on which we grant the new options, you will not receive any new options or other consideration in exchange for your tendered options that have been accepted for exchange, and the tendered options will be cancelled whether or not vested prior to the tender.

WHAT ARE THE CONDITIONS TO THE PLANNED OFFER?

     The planned offer is not conditioned upon a minimum number of options being tendered, with the important exception that you will be required to tender all options you received during the one hundred eighty days prior to the date of cancellation of any of your tendered options. Participation in the offer is voluntary. The offer is subject to a number of other conditions, among other things, a change in accounting principles, a lawsuit challenging the tender offer, a third-party tender offer for our ordinary shares or other acquisition proposal or a change in your employment status with us.

WHY IS THE PLANNED OFFER BEING MADE?

     We believe that stock option grants facilitate employee retention and provide incentive for high performance. Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our ordinary shares as reported on the Nasdaq National Market. We believe that these options are unlikely to be exercised in the foreseeable future. By making this planned offer to eligible employees to exchange outstanding options for new options for an increased number of ordinary shares with an exercise price equal to the fair market value of our ordinary shares on the grant date, we intend to provide our eligible employees with the benefit of owning options that over time may have a greater potential to increase in value and improve performance incentives for eligible employees, thereby increasing shareholder value.

WHEN DO WE EXPECT TO COMMENCE THE PLANNED OFFER?

     We expect to commence the offer to exchange within seven business days. When we commence the offer, we will deliver to all eligible employees a summary of the terms of the offer and the Offer to Exchange that will contain all of the details of the offer and information about who to contact for additional information.

WHY DON'T WE SIMPLY REPRICE THE CURRENT OPTIONS?

     "Repricing" existing options would result in variable accounting for all such options, which could require us for financial reporting purposes to record compensation expense each quarter until such repriced options were exercised, cancelled or expired. The higher the market value of our ordinary shares, the greater the compensation expense we would have to record. By deferring the grant of the new options for at least six months and one day, we believe that we will not have to treat the new options as variable awards.

WHY CAN'T I JUST BE GRANTED MORE OPTIONS WITHOUT HAVING MY ELIGIBLE OPTIONS CANCELLED?

     We have a limited pool of options available for grant to our employees. The grant of additional options, without the cancellation of outstanding eligible options, would reduce the number of options that are currently available for grant to employees of ViryaNet and our subsidiaries under the 1999 Stock Plan. Because the outstanding eligible options are, to a large extent, "underwater" (i.e., the exercise prices of such options are greater than the current trading price for our ordinary shares), we have determined that it is in the best interest of ViryaNet and our shareholders to offer this exchange program as designed.

ARE EMPLOYEES OUTSIDE THE UNITED STATES ELIGIBLE TO PARTICIPATE?

     Yes, all eligible employees outside the United States are eligible to participate subject to the terms and conditions of the planned offer. However, we will not make this planned offer to, nor will we accept any tender of options from or on behalf of, option holders in any jurisdiction in which the offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction, although, we may, at our discretion, take any actions necessary for us to make this planned offer to option holders in any such jurisdiction.

HOW MANY SHARES WILL UNDERLIE THE NEW OPTIONS I RECEIVE IN EXCHANGE FOR MY TENDERED OPTIONS?

     Subject to the terms of the planned offer, we will grant you new options to purchase the number of our ordinary shares that is equal to the number of ordinary shares subject to the options you tender multiplied by a factor of 1.1 (one and one-tenth), as adjusted for any stock splits, reverse stock splits, stock dividends and similar events. However, we will not issue any options exercisable for fractional shares. Instead, we will round down to the nearest whole share. For example, if you tender an option to purchase 123 ordinary shares that we accept for exchange, you will receive an option to purchase 135 ordinary shares. All new options will be granted under our 1999 Stock Plan and will be subject to the terms and conditions of the 1999 Stock Plan and a new option agreement between you and us. You must execute a new option agreement before receiving your new options.

WHEN WILL I RECEIVE MY NEW OPTIONS?

     We will grant the new options on or about the first business day that is at least six months and one day after the date we cancel the options accepted for exchange. If you are not an eligible employee of ViryaNet or one of our subsidiaries from the date on which you tender options through the date on which we grant the new options, you will not receive any new options in exchange for your tendered options that have been accepted for exchange.

WHY WON'T I RECEIVE MY NEW OPTIONS IMMEDIATELY AFTER THE EXPIRATION DATE OF THE PLANNED OFFER?

     If we were to grant the new options on any date that is earlier than six months and one day after the date on which we cancel the options accepted for exchange, we would be required for financial reporting purposes to treat the new options as variable awards. This means that we would be required to record the non-cash accounting impact of increases and decreases in the price of our ordinary shares as a compensation expense against our earnings for the new options. We would have to continue this variable accounting for the new options until they were exercised, forfeited or terminated. The higher the market value of our shares, the greater the compensation expense we would have to record. By deferring the grant of the new options for at least six months and one day, we believe that we will not have to treat the new options as variable awards.

IF I TENDER OPTIONS IN THE PLANNED OFFER, WILL I BE ELIGIBLE TO RECEIVE OTHER OPTION GRANTS BEFORE I RECEIVE MY NEW OPTIONS?

     If we accept options that you tender in the planned offer, you may not receive any other option grants before you receive your new options. We may defer, until the grant date for your new options, the grant of other options to you, for which you would otherwise be eligible before the new option grant date. The reason we would defer the grant of these other options to you is that we could incur compensation expense against our earnings because of accounting rules that would apply to the interim option grants. If we determine that we would incur this compensation charge as a result of interim option grants, we will defer the interim option grants.

WILL I BE REQUIRED TO GIVE UP ALL MY RIGHTS TO THE CANCELLED OPTIONS?

     Yes. Once we have accepted options tendered by you, your options will be cancelled and you will no longer have any rights under the cancelled options.

WHAT WILL THE EXERCISE PRICE OF THE NEW OPTIONS BE?

     The exercise price per share of the new options will be the fair market value on the date of grant, which is generally equal to the last reported sale price per share of our ordinary shares on the Nasdaq National Market on the date of grant. Accordingly, we cannot predict the exercise price of the new options. Because we will not grant new options until at least six months and one day after the date on which we cancel the options accepted for exchange, the new options may have a higher exercise price than some or all of your current options. We recommend that you evaluate current market quotations for our ordinary shares, among other factors, before deciding whether to tender your options.

     If our ordinary shares are not quoted on the Nasdaq National Market, or if they are regularly quoted without selling prices by a recognized securities dealer, the fair market value of the ordinary shares on the date of grant will be the mean between the high bid and low asked prices on that date (or if no bids occurred on the date of grant, on the last trading day prior to the date of grant). In the absence of an established market for our ordinary shares, the Board of Directors will determine the fair market value of the ordinary shares in good faith.

AFTER THE GRANT OF MY NEW OPTIONS, WHAT HAPPENS IF THE MARKET PRICE OF VIRYANET'S ORDINARY SHARES GOES BELOW THE EXERCISE PRICE FOR THOSE NEW OPTIONS?

     We are making this planned offer only at this time due to the unusual stock market conditions that have affected many companies in our industry. This is a unique offer and you should take this into account in deciding whether to participate and tender your options. We are neither providing nor are we in a position to provide any assurances or predictions as to the market price of our ordinary shares at any time in the future.

WHEN WILL THE NEW OPTIONS VEST?

     Each new option will have the same vesting commencement date and vesting schedule as the option for which it was exchanged. You will receive credit for vesting accrued prior to the cancellation of the tendered options and for vesting that would have accrued during the period between the cancellation of the tendered options and the grant of the new options. The vesting schedule applicable to unvested shares under the new option will be equivalent to the vesting schedule of the tendered option. This means that the total number of shares vested and unexercised under the new option as of the date of grant will be equal to the number of shares that would have been vested and unexercised on that date under the tendered option had the tendered option not been tendered and cancelled but instead continued to vest in accordance with its terms as adjusted by the terms of the planned offer. The total number of shares that shall vest under the new option on each of the vesting dates after the grant date shall be equal to the number of shares that would have vested on such vesting date had the tendered option not been tendered and cancelled as adjusted by the terms of the planned offer.

     By way of illustration, assume that an eligible employee tenders an option to purchase 4,000 ordinary shares that vests 1,000 ordinary shares per year over four years, of which exactly 2 years and 7 months are vested at the time of cancellation. Assuming a grant date of six months and one day after cancellation, the new option will be issued for 4,400 ordinary shares and will be 3 years vested, plus one month and one day towards the next vesting date, with 3,300 ordinary shares vested and with the remaining 1,100 ordinary shares to vest at the end of the fourth year.

DOES THE NEW GRANT DATE OF THE NEW OPTIONS MEAN THAT I WOULD HAVE TO WAIT A LONGER PERIOD BEFORE I CAN PURCHASE ORDINARY SHARES UNDER MY OPTIONS?

     No, except that you will not be able to exercise tendered options from the date of cancellation and you will not be able to exercise new options until, at the earliest, the date of grant, which will be at least six months and one day after the date of cancellation. This means that if the tendered option has at least six months and one day of vesting remaining on the date of cancellation, then the new option will be fully vested at the time the tendered option would have been fully vested. However, if the tendered option is already fully vested or has less than six months and one day of vesting remaining on the date of cancellation, then during the period between cancellation and grant of new option, you will not be able to purchase ordinary shares that you could have purchased under the terms of the cancelled option even though the cancelled option would have been fully vested. If, for any reason, you are not an eligible employee of ViryaNet or one of our subsidiaries continuously from the date on which you tender options through the date on which we grant the new options, you will not receive any new options or other consideration in exchange for your tendered options that have been accepted for exchange and cancelled.

WHAT IF THERE IS A STOCK SPLIT FROM THE TIME WE ACCEPT YOUR TENDERED OPTIONS PRIOR TO THE GRANT DATE OF NEW OPTIONS?

     If there is a change in our capitalization, such as a stock dividend, stock split, combination or exchange of shares, recapitalization or any other similar event, which results in an increase or decrease in the number of issued and outstanding shares, at any time from the date on which we accept your tendered options until the date on which we grant you new options, an appropriate adjustment will be made to the exercise price of each new option and to the number of shares subject to each new option.

WHAT IF THERE IS AN INVOLUNTARY LIQUIDATION OR VIRYANET ENTERS INTO A MERGER OR OTHER SIMILAR TRANSACTION FROM THE TIME I TENDER OPTIONS PRIOR TO THE GRANT DATE OF THE NEW OPTION?

     In the event of an involuntary dissolution or involuntary liquidation of ViryaNet, at any time from the date on which we accept your tendered options prior to the date on which ViryaNet is to grant you new options, you will not be entitled to receive new options.

     In the event of an acquisition or merger with or into another corporation or the occurrence of any similar event from the date on which we accept your tendered options prior to the date on which we grant you new options, we reserve the right to take any actions that we deem necessary or appropriate to complete a transaction that our Board of Directors believes is in the best interest of ViryaNet and our shareholders. Such action could include terminating your right to receive new options under this offer. If we were to terminate your right to receive new options under this offer in connection with such a transaction, eligible employees who have tendered options that have been accepted by us for cancellation pursuant to this offer would not receive either options to purchase securities of the acquiror or any other consideration for their tendered options, unless otherwise determined by our Board of Directors and by the acquiror.

     You should be aware that a proposed or consummated acquisition, merger, or similar transaction could have substantial effects on our share price, including the possibility for substantial appreciation in the price of our ordinary shares. Depending on the structure of this type of transaction, tendering option holders might be deprived of any further price appreciation in the ordinary shares associated with the new options. For example, if our ordinary shares were acquired in a cash merger, the fair market value of our ordinary shares, and hence the price at which we grant the new options, could be a price at or near the cash price being paid for the shares in the transaction, yielding limited or no financial benefit to a recipient of the new options for that transaction. In addition and subject to the foregoing, in the event of an acquisition of ViryaNet for stock, tendering option holders might receive options to purchase shares of a different issuer.

IF I CHOOSE TO TENDER AN OPTION, DO I HAVE TO TENDER ALL OF MY OPTION SHARES?

     Each option granted, regardless of the number of shares subject to that option, is referred to as a single option. You may have been granted an option on more than one occasion, in which case you would have several option grants, or options. If you choose to tender an option, you must tender the option with respect to all of the ordinary shares, whether or not vested, that are subject to that option, except with respect to any exercised portion of the option. Partial tenders of an option will not be accepted. If you have more than one option grant, tendering any option does not require that you tender any or all of your other options, with the important exception that you will be required to tender all of the options that you received during the one hundred eighty days prior to the date of cancellation of your tendered option.

IF I TENDER AN OPTION THAT HAS BEEN PARTIALLY OR FULLY EXERCISED, WILL I RECEIVE A NEW OPTION REPLACING SHARES ISSUED UPON THE EXERCISE?

     We are offering to exchange new options for outstanding, unexercised options. Options that are tendered that have been partially exercised will be accepted only with respect to the remaining outstanding option shares that have not been issued upon the exercise of the option. Options that have been fully exercised are not outstanding and will not be accepted.

WHAT ARE THE TAX CONSEQUENCES OF THE PLANNED OFFER?

     The Offer to Exchange and other certain accompanying documents that will be available upon the commencement of the offer will contain a summary of certain tax consequences of the exchange for Israeli and U.S. citizens. We strongly recommend that you consult with your own tax advisor to determine the tax consequences of participating or declining to participate in the offer.


WHEN WILL MY NEW OPTIONS EXPIRE?

     Your new options will expire upon the earlier of (i) the expiration of the 1999 Stock Plan, (ii) seven years from the date of grant of such option, or
(iii) the termination of your employment with us, subject to the terms of the 1999 Stock Plan and your option agreement.

WHEN DOES THE PLANNED OFFER EXPIRE? CAN THE PLANNED OFFER BE EXTENDED, AND IF SO, HOW WILL I BE NOTIFIED IF IT IS EXTENDED?

     Once the offer formally commences, eligible employees will have at least 20
business days to decide whether to participate.   We may, in our discretion,
extend the planned offer at any time, but we cannot assure you that the planned offer will be extended or, if extended, for how long.

WHAT DOES MANAGEMENT AND THE BOARD OF DIRECTORS THINK OF THE PLANNED OFFER?

     Although our Board of Directors has approved this planned offer, neither we nor our Board of Directors makes any recommendation as to whether or not you should tender your options. You must make your own decision on whether or not to tender options. You should consult with your own tax, legal and financial advisors regarding the consequences of your decision on whether or not to participate in the offer to exchange.

HOW CAN ELIGIBLE EMPLOYEES LEARN MORE ABOUT THE PLANNED OFFER?

     When we commence the offer, we will deliver to all eligible employees a summary of the terms of the offer and the Offer to Exchange that will contain all of the details of the offer and information about who to contact for additional information. We currently expect to commence the offer within seven business days.

                           *  *  *  *  *  *  *  *  *

     ViryaNet has not commenced the offer that is referred to in this communication. Eligible employees will be sent a copy of the written Offer to Exchange following the commencement of the offer. Eligible employees are urged to read the Offer to Exchange when it becomes available, because it will contain important information. Eligible employees will be able to obtain a free copy of the Schedule TO, containing the Offer to Exchange and other important information, as well as other filings containing information about ViryaNet, at the Securities and Exchange Commission's web site (http://www.sec.gov). Following commencement of the offer, which is expected within the next seven business days, eligible employees will also be able to obtain from ViryaNet, without charge, copies of the Schedule TO and our Securities and Exchange Commision filings incorporated by reference in the Offer to Exchange.

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